[GRAPHIC OMITTED]


                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                               CONTACT:  Investor Relations
May 11, 2004                                                  804-217-5897


                     DYNEX CAPITAL, INC. REPORTS RESULTS OF
                     RECAPITALIZATION AND TENDER OFFER, AND
                          THE RESULTS FOR FIRST QUARTER


     Dynex Capital, Inc. (NYSE: DX) reported results for its recently completed recapitalization and tender offer, and the results for the first quarter of 2004. Information contained in this press release includes:

     o The Company's shareholders overwhelmingly approved a recapitalization plan for the Company, and holders of the Series A, Series B and Series C preferred stock tendered for $823,000 in senior notes;

     o As a result of the recapitalization plan, on a preliminary basis, the Company's 1,866,677 shares of Series A, Series B and Series C preferred stock will convert into a maximum 5,628,794 shares of Series D preferred stock and 1,288,554 shares of common stock;

     o On a pro forma basis as of March 31, 2004, book value per common share will increase by $0.19 as a result of the implementation of the recapitalization plan;

     o   Results for the first quarter include:

         o The Company's investment portfolio generated cash flow of $11.1 million for the quarter;

         o The Company incurred a net loss of $5.4 million for the quarter, and a net loss to common shareholders of $6.6 million on continued high provision for loan losses;

         o The Company reported book value per common share of $6.98 at March 31, 2004 versus $7.55 at December 31, 2003; and

     o During the first quarter, the Company also entered into an agreement to redeem and subsequently re-sell certain manufactured housing securitization financing bonds outstanding at a net premium to the Company of $7.4 million. The Company received this $7.4 million on the redemption and resale in April 2004, which lowered the effective borrowing rate on approximately $154.8 million of securitization financing from 7.1% to 5.6%.

         The Company has scheduled a conference call for Wednesday, May 12, 2004, at 11:00 a.m. Eastern Daylight Time to discuss first quarter results and the recapitalization transaction. Investors can listen in on the call by dialing in at (800) 731-2911.

Recapitalization Transaction
----------------------------

         The Company's shareholders approved the Company's recapitalization plan at special meetings held at the Company's headquarters and, pursuant to the tender offer that expired at 9:00 a.m. Eastern Daylight Time on May 10, 2004, have tendered for $823,000 in senior unsecured notes due May 2007. As a result of the shareholder approval of the recapitalization plan, on a preliminary basis, the Series A, Series B and Series C preferred stock will convert into a maximum 5,628,794 shares of Series D preferred stock and 1,288,554 shares of common stock. The Series D preferred stock will have an issue price of $10 per share and pay $0.95 per year in dividends. All prior dividends-in-arrears on the Series A, Series B and Series C preferred stock will be extinguished. Interest on the senior notes and dividends on the Series D preferred stock will begin to accrue as of April 7, 2004. On a pro forma basis, utilizing information as of March 31, 2004, the Company's book value per common share will increase by $0.19 per share. On a preliminary basis, common stock outstanding after the recapitalization transaction closes will increase from 10,873,903 to 12,162,457 shares. On a fully diluted basis, assuming the conversion of the Series D preferred stock at its one-for-one conversion ratio, outstanding common stock would be 17,791,251 shares.

First Quarter 2004 Results
--------------------------

         For the quarter ended March 31, 2004, the Company reported a net loss of $5.4 million versus net income of $2.0 million for the same period for 2003. After consideration of the preferred stock charge, the Company reported a net loss to common shareholders of $6.6 million or $0.60 per common share for 2004 versus net income of $12.5 million, or $1.15 per common share for 2003. Net income per common share for 2003 included a benefit of $10.4 million from the tender offer on preferred stock completed in February 2003.

         The Company reported that cash flow from its investment portfolio was $11.1 million for the first quarter 2004, versus $13.2 million for the fourth quarter of 2003. Cash flow declined in the first quarter principally as a result of reduced collections from the Company's delinquent property tax receivables portfolio, declines in interest-earning assets from prepayments in the investment portfolio, and lower overall yields on investments. Delinquent property tax receivable collections were $1.8 million in the first quarter 2004 versus $3.5 million in the fourth quarter 2003, in part due to seasonality issues and in part due to a now-resolved uncertainty as to allowable charges on the collection of certain liens.

         The Company reported net interest margin before provision for loan losses on its investment portfolio of $6.4 million in the first quarter 2004 compared to $11.4 million in the first quarter 2003. After provision for loan losses, net interest margin was a negative $0.8 million versus $5.6 million in 2003. Provision for loan losses in the first quarter 2004 was $7.2 million versus $5.8 million in 2003. Provision for loan losses for the first quarter 2004 includes $6.1 million related to the Company's manufactured housing loan portfolio. The Company expects to provide a similar amount in the second quarter 2004. Beginning in the third quarter 2004, provision for loan losses should decline as the Company will have substantially reserved its remaining net credit exposure on manufactured housing loans.

         Impairment charges for the first quarter of 2004 were $1.7 million versus $2.1 million for the same period in 2003. Impairment charges for 2004 include principally those charges on a debt-security backed principally by manufactured housing loans. General and administrative expenses were $2.5 million in first quarter 2004 versus $2.0 million in the first quarter 2003. General and administrative expenses included approximately $0.6 million in fees and costs associated with the litigation in Texas, where the jury found against the Company in the amount of $252,577. The Company continues to contest the verdict in the case and the Court hears motions to enter the jury verdict later this month.

Balance Sheet
-------------

         Total assets at March 31, 2004, were $1.8 billion, a decline of $65.7 million from December 31, 2003. The decline in assets was primarily the result of prepayments in the Company's securitized finance receivables. Prepayment speed for the entire investment portfolio as measured by the "constant prepayment rate", or CPR, was 18% during the first quarter of 2004 versus 21% during the fourth quarter of 2003. Prepayments reduce the amount of the Company's interest-earning assets. CPR on the Company's single-family mortgage loan and securities portfolio was 30% during the quarter. Of the $1.8 billion of assets in the investment portfolio, approximately $326.8 million were adjustable-rate assets, substantially all of which were single-family loans and securities. The balance of investment portfolio assets are fixed-rate, substantially all of which are manufactured housing loans and commercial mortgage loans.

         Shareholders' equity declined to $144.8 million at March 31, 2004, versus $149.8 million at December 31, 2003. The decrease in shareholders' equity was due to the net loss for the quarter. Common book value per share, net of liquidation preference on Series A, Series B, and Series C Preferred Stock, was $6.98 per share at March 31, 2004. On a pro forma basis, considering the impact of the recapitalization transaction, book value per common share is $7.17.

Discussion
----------

         Mr. Thomas B. Akin, Chairman of the Board of Directors of the Company, stated, "We are extremely pleased that the shareholders overwhelmingly approved the recapitalization plan of the Company. This was a very important event for the Company, and signals that the shareholders are solidly behind the Board and management as we pursue strategic alternatives. Currently we have $15 million of free cash to invest, which should grow to in excess of $23 million by the end of the second quarter. Our MERIT Series 13 manufactured housing loan securitization financing reaches its optional redemption date in August, and the two most senior classes in that Series will carry coupons in excess of 8.00%, suggesting there is value in this optional redemption right not reflected in our balance sheet. The Board will be actively engaged over the coming months to review strategic alternatives with the hope of providing guidance to our shareholders over the balance of the year. The market is anticipating the Federal Reserve will begin to raise rates in the very near term, and while that will impact our investment portfolio cash flows, we believe it may provide opportunities for the Company to begin to strategically deploy its capital. The Company will be patient in that regard."

         In regard to first quarter results, Mr. Stephen J. Benedetti, Chief Financial Officer of the Company, added, "First quarter 2004 results include approximately $6.0 million of provisions for loan losses on the Company's manufactured housing loan portfolio, resulting in a negative net margin of $0.8 million. The Company anticipates being substantially reserved for this credit exposure by the end of the second quarter, and barring unforeseen circumstances, would expect to begin reporting modest net income in the third quarter of 2004 as provision for loan losses decline. General and administrative expenses during the first quarter were high due to costs associated with the litigation in Texas. The hearing to enter the verdict against the Company is later this month, and the Company anticipates appealing the verdict if it is entered by the Court."

         Mr. Benedetti continued, "Cash flows from the investment portfolio were $11.1 million during the quarter. We expect cash flows in the second quarter to approximate $19 million, inclusive of the $7.4 million received on the redemption and resale of the securitization financing bonds in April. The Federal Reserve has clearly indicated that short-term rates will be increasing in the near-term, which will have the effect of driving up our borrowing costs, but also should slow prepayments in the investment portfolio. As the majority of securitization financing on the balance sheet is fixed-rate, however, and considering the interest-rate hedges entered into previously to mitigate the risk of rising interest rates on a portion of its variable-rate financing, the Company does not expect a significant reduction in our quarterly investment portfolio cash flow in 2004 from rising interest rates based on the forward LIBOR curve."

         Mr. Akin concluded, "The conversion of the Series A, Series B, and Series C preferred stock to Series D preferred stock and related issuance of common stock, and the issuance of the senior notes, should occur no later than the end of this month. We will pay a dividend on the Series D preferred stock for the second quarter in July. Beyond that, the Board will continue to look at attractive alternatives for the use of our capital."

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes. Additional information about Dynex Capital, Inc. is available at www.dynexcapital.com.


Note: This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. The words "believe," "expect," "forecast," "anticipate," "estimate," "project," "plan," and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. The Company's actual results and timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements as a result of unforeseen external factors. These factors may include, but are not limited to, changes in general economic and market conditions, disruptions in the capital markets, fluctuations in interest rates, defaults by borrowers, defaults by third-party servicers, prepayments of investment portfolio assets, the accuracy of subjective estimates used in determining the fair value of certain financial assets of the Company, the impact of recently issued financial accounting standards, increases in costs and other general competitive factors. For additional information, see the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.

                               #      #      #

                               DYNEX CAPITAL, INC.
                           Consolidated Balance Sheets
                          (Thousands except share data)
                                   (unaudited)

                                                     March 31,            December 31,
                                                       2004                   2003
                                              --------------------   --------------------
ASSETS

Cash and cash equivalents                     $             5,279    $             7,386
Other assets                                                4,199                  4,174
                                              --------------------   --------------------
                                                            9,478                 11,560
Investments:
    Securitized finance receivables:
      Loans, net                                        1,471,819              1,518,613
      Debt securities, available for sale                 244,045                255,580
    Other investments                                      36,315                 37,903
    Securities                                             30,008                 33,275
    Other loans                                             7,828                  8,304
                                              --------------------   --------------------
                                                        1,790,015              1,853,675
                                              --------------------   --------------------
                                              $         1,799,493    $         1,865,235
                                              ====================   ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Collateralized bonds                          $         1,631,260    $         1,679,830
Repurchase agreements                                      21,505                 23,884
Senior Notes                                                    -                 10,049
Other liabilities                                           1,929                  1,626
                                              --------------------   --------------------
                                                        1,654,694              1,715,389
                                              --------------------   --------------------

SHAREHOLDERS' EQUITY:
Preferred stock                                            47,014                 47,014
Common stock                                                  109                    109
Additional paid-in capital                                360,684                360,684
Accumulated other comprehensive loss                      (3,542)                (3,882)
Accumulated deficit                                     (259,466)              (254,079)
                                              --------------------   --------------------
                                                          144,799                149,846
                                              --------------------   --------------------
                                              $         1,799,493    $         1,865,235
                                              ====================   ====================

Preferred dividends in arrears                $            19,655    $            18,466
                                              ====================   ====================

Book value per common share
  (inclusive of dividends in arrears)         $              6.98    $              7.55
                                              ====================   ====================

                               DYNEX CAPITAL, INC.
                      Consolidated Statements of Operations
                          (Thousands except share data)
                                   (unaudited)

                                                                Three Months Ended
                                                                    March 31,
                                                     -----------------------------------------
                                                              2004                  2003
                                                     -------------------   -------------------
Interest income                                       $        33,631      $        40,837
Interest and related expense                                  (27,196)             (29,394)
                                                     -------------------   -------------------
Net interest margin
   before provision for loan losses                             6,435               11,443

Provision for loan losses                                      (7,200)              (5,844)
                                                     -------------------   -------------------
Net interest margin                                              (765)               5,599

Impairment charges                                             (1,661)              (2,078)
(Loss) gain on sale of investments, net                           (34)                 527
Other                                                            (459)                  17
General and administrative expenses                            (2,468)              (2,021)
                                                     -------------------   -------------------
Net (loss) income                                              (5,387)               2,044
Preferred stock benefit (charge)                               (1,191)              10,444
                                                     -------------------   -------------------
Net (loss) income to common shareholders              $        (6,578)     $        12,488
                                                     ===================   ===================

Change in net unrealized loss during the period on:
    Investments classified as available-for-sale                  259                  626
    Hedge instruments                                              81                 (440)
                                                     -------------------   -------------------
Comprehensive (loss) income                           $        (5,047)      $        2,230
                                                     ===================   ===================

Net (loss) income per common share
       Basic                                          $      (0.60)        $       1.15
                                                     ===================   ===================
       Diluted                                        $      (0.60)        $       1.13
                                                     ===================   ===================

Weighted average number
  of common shares outstanding                             10,873,903            10,873,903